

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2010

Mr. Adam Gutstein
President & CEO
Diamond Management & Technology Consultants, Inc.
875 North Michigan Ave
Suite 3000
Chicago, IL 60611

> **Re:** **Diamond Management & Technology Consultants, Inc.**
> **Preliminary Proxy Statement**
> **Filed September 15, 2010**
> **File No. 000-22125**

Dear Mr. Gutstein:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Angela McHale
Attorney